

April 19, 2024

Hilton H. Howell, Jr.
Chief Executive Officer
GRAY TELEVISION INC
370 Peachtree Road
NE Atlanta, GA 30319

      Re: GRAY TELEVISION INC
          Form 10-K for the Fiscal Year Ended December 31, 2023
          Filed February 23, 2024
          Form 8-K
          Filed February 23, 2024
          File No. 001-13796

Dear Hilton H. Howell, Jr.:

     We have reviewed your April 5, 2024 response to our comment letter and have the following comments.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 22, 2024 letter.

Form 10-K for the fiscal year ended December 31, 2023

Item 7. Management's Discussion and Analysis of the Financial Condition and Results of Operations
Liquidity and Capital Resources, page 39

1.   We note from your response to prior comment 5 that disclosure of "Operating Cash Flow" as defined in the Senior Credit Facility is a significant measure used in calculating material financial covenants within the Senior Credit Facility, and important to debt investors and shareholders to be able understand the Company's ability to incur additional indebtedness, incur liens and/or make investments, restricted payments and the interest cost of any borrowings under your revolving credit facility. Please tell us your consideration of Question 102.09 in the Compliance and Disclosure Interpretations on

Non-GAAP Financial Measures. That is, it appears that this measure should only be included in your liquidity section discussion within your MD&A if you deem the covenant and the debt agreement to be material to an investor's understanding of the your financial condition and/or liquidity. This measure should not be furnished in any future Form 8-K as well as discussions elsewhere such as in earnings calls and other supplemental information.

2. We note that your Total Leverage Ratio was 5.60 as of December 31, 2023 and the statement on page 75 of your Form 10-K that you were in compliance with all required covenants under all of your debt obligations. In addition to the material terms of the credit agreement including the covenant, please disclose the amount or limit required for compliance with the covenant. If you are reasonably likely to be in breach of such covenants you should disclose material information about the covenants and the reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance. We refer you to Section IV.C. of the 2003 Interpretive Release No. 34-48960.

Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology